Exhibit 99.1

4 May 2023

NOTICE OF ANNUAL GENERAL MEETING

EVAXION BIOTECH A/S

24 MAY 2023 AT 14:00 (CEST)

The board of directors hereby convenes the Annual General Meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

24 May 2023 AT 14:00 (CEST)

at Evaxion Biotech A/S, Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark.

AGENDA

1.	Election of the chairman of the meeting

2.	The board of directors' report on activities of the Company in the past year

3.	Presentation of the audited annual report for adoption

4.	Resolution on the appropriation of the loss recorded in the adopted annual report

5.	Election of members to the board of directors

6.	Election of auditor

7.	Any motion from the board of directors and/or the shareholders

8.	Proposal to authorize the chairman of the meeting

9.	Miscellaneous

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COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan be elected as chairman of the general meeting.

2.	The board of directors' report on activities of the Company in the past year

Chairperson Marianne Søgaard will report on the Company’s activities for the year ended December 31, 2022.

3.	Presentation of the audited annual report for adoption

The board of directors recommends that the Company's audited annual report for the financial year 2022 be approved. The audited annual report is available on the Company's website.

4.	Resolution on the appropriation of the loss recorded in the adopted annual report

The board of directors proposes that the loss be carried forward to the next financial year.

5.	Election of members to the board of directors

The board of directors currently consists of the following members: Marianne Søgaard (chair-person), Steven J. Projan, Lars Holtug, Roberto Prego and Niels Iversen Møller.

The board of directors proposes the re-election of Marianne Søgaard, Lars Holtug, Roberto Prego and Niels Iversen Møller.

Steven J. Projan resigns from the board of directors at the Annual General Meeting and does not seek re-election.

A description of the proposed candidates’ qualifications, hereunder information about similar positions possessed by the candidates at the time of the Annual General Meeting can be found in appendix 1 attached hereto.

6.	Election of auditor

The board of directors proposes that EY Godkendt Revisionspartnerselskab, CVR no. 30700228, be re-elected as the auditor of the Company.

7.	Any motion from the board of directors and/or the shareholders

No motions received.

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8.	Proposal to authorize the chairman of the meeting

The Board of Directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

9.	Miscellaneous

Hørsholm, Denmark, 4 May 2023

The board of directors of Evaxion Biotech A/S

Marianne Søgaard

Chairperson of the board of directors

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Further information

Adoption requirements

All proposals on the agenda may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 26,438,007 divided into 26,438,007 shares of DKK 1.00 nominal value. At the Annual General Meeting, each share carries one vote.

The right of a shareholder to attend the Annual General Meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 17 May 2023.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the Annual General Meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare: www.computershare.com.

Admission cards must be ordered no later than 19 May 2023 at 23:59 (CEST).

Proxy

Shareholders can vote by proxy no later than 19 May 2023 at 23:59 (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 19 May 2023 at 23:59 (CEST).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 19 May 2023 at 23:59 (CEST).

Votes by correspondence

Shareholders can vote by correspondence no later than 23 May 2023 at 11:59 (CEST).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

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Electronic voting

It is also possible to vote electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password.

Additional information

On the Company's website, www.evaxion-biotech.com, the following information is available:

−	The notice convening the Annual General Meeting (the agenda/the complete proposals)

−	The Annual Report 2022

−	The proxy and vote by correspondence form

−	Information about the nominated candidates to the board of directors (Appendix 1)

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The Annual General Meeting will be conducted in English according to section 4.8 of the Company's Articles of Association.

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